UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


------------------------------------------------------------------------
In the matter of

CSW Energy, Inc.                                         REPORT FOR PERIOD
Columbus. Ohio 43215                                    January 1, 2003 to
                                                            March 31, 2003

File No.  070-07758                                    PURSUANT TO RULE 24


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. ("CSW Energy"), a wholly owned subsidiary of AEP Utilities, Inc. Under HCAR 35-26417, CSW Energy is authorized to participate in cogeneration projects and to provide consulting services with respect to independent power projects ("IPP's").

Attached is the information required pursuant to HCAR 35-26417.

(1)      A balance sheet as of the relevant report date. See Exhibit A.

(2) Income statements for the twelve months ended as of the relevant report date. See Exhibit B.

(3)      Name, owner, and location of each IPP served by CSW Energy during the
         quarter.     None.

(4)      The amount of compensation received for each IPP project. None.

(5) Information on intercompany transactions with CSW Energy related to CSW Energy's consulting services, including (a) the name of each associate company providing services, (b) a listing of services provided and
         (c) the total dollar amount of services provided, broken down by
         associate company.     None.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy, Inc. has duly caused this report to be signed on its behalf on this 30th day of May, 2003.

                                                   CSW Energy, Inc.


                                              /s/   Geoffrey Chatas
                                              -----------------------------
                                                    Geoffrey Chatas
                                                         Treasurer

                                                                   Exhibit A

                                CSW Energy, Inc.
                                 Balance Sheet
                                 March 31, 2003
                                  (Unaudited)
                                    ($000's)


Assets

Current Assets
   Cash and Cash Equivalents                                         $17,672
   Accounts Receivable                                                19,979
   Tax Benefits                                                        5,581
   Prepaid Expenses and Other                                          1,545
                                                                  -----------

              Total Current Assets                                    44,777


Investments In and Advances to Energy Projects                       175,482

Notes Receivable - Affiliate                                          82,299

Other Assets
  Construction in Progress and Project Development Costs               1,440
  Property, Plant, and Equipment, net                                112,711
  Other - net                                                          3,888
                                                                  -----------

              Total Other Assets                                     118,039
                                                                  -----------

                 Total Assets                                       $420,597
                                                                  ===========


Liabilities and Shareholder's Equity

Current Liabilities
   Accounts Payable                                                   $6,396
   Accrued Liabilities and Other                                         918
                                                                  -----------

              Total Current Liabilities                                7,314

Notes Payable - Affiliate                                            346,996

Deferred Income Taxes                                                  7,643

Other                                                                 24,282
                                                                  -----------

              Total Liabilities                                      386,235


Minority Interest                                                       (333)

Shareholder's Equity
   Common Stock                                                            1
   Additional Paid-In-Capital                                         93,428
   Accumulated Retained Earnings (Deficit)                           (58,734)
                                                                  -----------

              Total Shareholder's Equity                              34,695
                                                                  -----------

                 Total Liabilities and Shareholder's Equity         $420,597
                                                                  ===========

                                                                                                       Exhibit B


                                                CSW Energy, Inc.
                                              Statements of Income
                              For the Twelve Months Ended March 31, 2003 and 2002
                                                  (Unaudited)
                                                    ($000's)

                                                                                  2003                 2002

OPERATING REVENUE:
              Electric Revenues                                                    $25,962               $ 1,874
              Thermal Revenues                                                      32,684                 2,469
              Equity in Income from Energy Projects                                  9,720                28,056
              Operating and Maintenance Contract Services                           15,043                10,343
              Construction Contract Revenue                                              -                20,120
              Other                                                                  1,463                   614
                                                                              -------------       ---------------
                          Total Operating Revenue                                   84,872                63,476


OPERATING EXPENSES:
              Fuel                                                                  44,934                 1,392
              Operating, Maintenance and Supplies                                   20,370                 1,539
              Depreciation and Amortization                                         13,518                 4,246
              Salaries, Wages and Benefits                                          10,783                 7,389
              Construction Contract Expenses                                             -                16,672
              General and Administrative                                            21,287                10,690
                                                                              -------------       ---------------
                          Total Operating Expenses                                 110,892                41,928

INCOME (LOSS) FROM OPERATIONS                                                      (26,020)               21,548

OTHER INCOME (EXPENSE)
              Interest Income                                                        4,070                14,830
              Interest Expense                                                      (8,271)              (18,716)
              Provision for Asset Impairment                                       (11,870)                    -
              Sale of Project Ownership Interest                                      (226)               14,447
              Other, net                                                            (4,309)                1,855
                                                                              -------------       ---------------
                          Total Other Income (Expense)                             (20,606)               12,416

INCOME (LOSS)  BEFORE INCOME TAXES                                                 (46,626)               33,964

INCOME TAX EXPENSE (BENEFIT)                                                       (27,499)                8,242
                                                                              -------------       ---------------

 INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                                      (19,127)               25,722

 DISCONTINUED OPERATIONS                                                          (153,735)               (2,225)
                                                                              -------------       ---------------

 NET INCOME (LOSS)                                                               $(172,862)             $ 23,497
                                                                              =============       ===============